UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 15, 2004

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 210502 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 210502 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 210502 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 210502 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 4,553,500 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 6 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on June 2, 1999 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on March 24, 2000 (“Amendment No. 3”) Amendment No. 4 to Schedule 13D filed with the Commission on February 11, 2003 (“Amendment No. 4”), and Amendment No. 5 to Schedule 13D filed with the Commission on June 3, 2003 (“Amendment No. 5”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, is referred to herein as “Amended Schedule 13D.” The Amended Schedule 13D relates to the Common Stock, no par value per share, of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4.	Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

On January 15, 2004, the Partnership agreed, as an accommodation to the Issuer, to extend the maturity dates of the Term B Note and the Term D Note, respectively, as more fully described in Item 6 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)

Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,553,500 shares of Common Stock, including 1,000 shares of which may be acquired by the Partnership upon exercise of the Restated Warrant. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of November 10, 2003, approximately 22.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 20,263,494 shares of Common Stock were outstanding as of such date as reported by the Issuer in its Form 10-Q for the Quarterly Period Ended September 30, 2003, filed with the Commission on November 14, 2003).

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Second Amended and Restated Investor Rights Agreement as described in Items 4 above and 6 below, of the shares of Common Stock beneficially owned by the Bradleys. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Bradleys and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and

Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

(c)	None of the Reporting Persons has effectuated any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

Pursuant to that certain Amendment to Second Amended and Restated Secured Senior Note Due November 30, 2003, effective as of October 13, 2003, a copy of which is attached as Exhibit 99.12 hereto (the “October 2003 Term B Note Agreement”), the Issuer and the Partnership extended the maturity date of the Term B Note from November 30, 2003 to January 30, 2004.

Pursuant to that certain Second Amendment to Second Amended and Restated Secured Senior Note Due November 30, 2003 (Term B Note) dated as of January 15, 2004, a copy of which is attached as Exhibit 99.13 hereto (the “January 2004 Term B Note Amendment”), the Issuer and the Partnership extended further the maturity date of the Term B Note from January 30, 2004 to February 26, 2004.

Pursuant to an Amendment to Secured Senior Note (Term D Note) dated as of January 15, 2004, a copy of which is attached as Exhibit 99.14 hereto (together with the January 2004 Term B Note Amendment, the “January 2004 Note Amendments”), the Issuer and the Partnership extended the maturity date of the Term D Note from January 15, 2004 to January 29, 2004.

In connection with the execution and delivery of the January 2004 Note Amendments, the Issuer and the Partnership entered into a Fourth Amendment to Securities Purchase Agreement dated as of January 15, 2004, a copy of which is attached as Exhibit 99.15 hereto, adding and amending certain definitions in the Securities Purchase Agreement. In addition, under the Fourth Amendment to Securities Purchase Agreement, the Issuer made a voluntary prepayment of principal of the Term D Note in the amount of $10,000,000, together with accrued and unpaid interest thereon.

The foregoing descriptions of the October 2003 Term B Note Agreement, the January 2004 Note Amendments and the Fourth Amendment to Securities Purchase Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.12, 99.13, 99.14 and 99.15 hereto, respectively, and are incorporated herein in their entirety by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.12	Amendment to Second Amended and Restated Secured Senior Note Due November 30, 2003, effective as of October 13, 2003, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.13	Second Amendment to Second Amended and Restated Secured Senior Note Due November 30, 2003 (Term B Note) dated as of January 15, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.14	Amendment to Secured Senior Note (Term D Note) dated as of January 15, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.15	Fourth Amendment to Securities Purchase Agreement dated as of January 15, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

January 15, 2004	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ Arthur E. Levine
Arthur E. Levine President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.12	Amendment to Second Amended and Restated Secured Senior Note Due November 30, 2003, effective as of October 13, 2003, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.13	Second Amendment to Second Amended and Restated Secured Senior Note Due November 30, 2003 (Term B Note) dated as of January 15, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.14	Amendment to Secured Senior Note (Term D Note) dated as of January 15, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

99.15	Fourth Amendment to Securities Purchase Agreement dated as of January 15, 2004, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.